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TO OUR SHAREHOLDERS

     Net sales of $76.8 million for the first quarter of 1996 were up 4 percent from the prior year's $74.1 million. Net earnings of $4.0 million, or 40 cents per share, increased 3 percent from the $3.9 million, or 39 cents per share, for last year's first quarter.

ORDER SLOWDOWN AFFECTS SALES, MARGINS

     The quarter's relatively low sales increase resulted from an order slowdown that began last year. We believe the key factor in our order performance has been weak conditions in the North American and European economies, especially in the industrial sectors.

     The low level of sales growth for the quarter contributed to a decline in operating margin to 7.4 percent of sales from 7.6 percent last year. Despite expense controls implemented early this year, expenses were up somewhat more than sales primarily due to general inflation, increased depreciation expense resulting from a higher level of capital spending in recent years, and continued funding of several projects considered important to the Company's long-term success.

CAUTIOUSLY OPTIMISTIC FOR REMAINDER OF 1996

     The consensus economic view is that we are in the final stages of a "soft landing" and that growth will resume soon. We believe that Tennant is well positioned to take advantage of better economic conditions. We have a significant number of new and updated products in our line, our floor coatings and export businesses are performing well, and our two subsidiaries, both of which experienced profitability challenges last year, continue to show improvement.

     Assuming economic growth resumes as expected, we believe Tennant will be able to improve on last year's record sales and earnings. However, in the near-term we will continue to face a profitability challenge. We are therefore instituting additional expense controls that will remain in effect until orders strengthen.

OPERATING CASH FLOW UP OVER LAST YEAR

     Net cash flow related to operating activities was $3.1 million versus $0.7 million for last year's first quarter. The increase in cash flow resulted from a reduction in the unusually high level of receivables at December 31, 1995. While receivables declined, the need to improve on our collection experience continues.

     Inventories increased $4.3 million from year-end 1995. While an increase during first quarter is normal due to sales and production patterns, this year's increase was somewhat above normal. The primary reasons for the increase were the relatively low level of sales for the quarter and a need to build inventory to support new product introductions.

     Based on our outlook for full-year results, we expect to be able to show productivity improvements for both receivables and inventory by year-end. This is a key element in our objective to steadily reduce debt as a percent of capitalization from last year-end's 26%.

Roger L. Hale
CHIEF EXECUTIVE OFFICER                                         April 15, 1996


TENNANT AT A GLANCE

     Tennant's strategic mission is to be the preeminent company in nonresidential floor maintenance equipment, floor coatings and related product offerings. We expect to maintain and expand our market leadership in industrial equipment, and continue above-average growth in commercial equipment and floor coatings, through a commitment to long-term partnerships with our customers. This partnership commitment, described in our 1995 Annual Report, is characterized by:

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- -    Offering the most complete range of innovative products. Our industry-leading investment in product development and quality will continue to yield new, high value offerings.

- -    Bringing together our three complementary product lines so we can work closely with customers to help them develop and implement total solutions to their floor maintenance needs.

- -    Developing a companywide integrated base of information focused on the customer to improve service levels and become more effective and efficient in our operations.

     We believe this approach will allow us to achieve our long-term financial goals, as indicated below, and meet our financial mission of providing an above-average total return to shareholders:

- -    5% real (inflation adjusted) annual sales increases over the long-term.

- -    20% return on beginning shareholders' equity in the growth years of the economic cycle.


PRODUCTS FOR A CLEANER AND SAFER WORLD

     Once again at the cutting edge of cleaning technology, Tennant introduces the newest generation of compact, battery-powered riding scrubbers: the 515 Series. Able to clean congested facilities with the power of larger Tennant scrubbers, the Series comes in both the Model 515 scrubber and the Model 515 SS sweeper/scrubber.

     Each can be tailored to fit individual cleaning needs with a variety of path sizes and cleaning operations. Each offers features not found on any competing scrubber: a fully engaged Electronic Monitoring System, Class 1/Division 2 UL Safety Seal, and roll-out batteries.

     Truly, the 515 Series marks a new revolution of compact, battery-powered riding scrubbers.